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                                                                         ANNEX A
                                ALLIANT PARTNERS

June 14, 1999

Board of Directors
OrCAD, Inc.
9300 S.W. Nimbus Avenue
Beaverton, OR 97008

    You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of OrCAD, Inc. ("OrCAD") for the consideration received in the acquisition (the "Acquisition") of OrCAD by Cadence Design Systems, Inc. ("Cadence"). As contemplated by the Agreement and Plan of Merger (the "Agreement"), dated June 14, 1999, OrCAD will receive $13.00 per share in Cash, or Total Cash Consideration of approximately $124 million.

    For purposes of the opinion set forth herein, we have:

    (a) reviewed financial statements and other information of OrCAD;

    (b) reviewed certain internal financial statements and other financial and operating data concerning OrCAD prepared by the management of OrCAD;

    (c) analyzed certain financial projections prepared by the management of OrCAD;

    (d) discussed the past and current operations, financial condition, and the prospects of OrCAD with senior executives of OrCAD;

    (e) discussed with the senior management of OrCAD the strategic objectives of the Acquisition and the strategic alternatives available to OrCAD;

    (f) compared the financial performance of OrCAD with that of certain other comparable publicly-traded companies and the prices paid for securities in those publicly-traded companies;

    (g) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    (h) assessed OrCAD's forecast and future cash flows for a discounted cash flow analysis;

    (i) reviewed the Agreement and Plan of Merger, and certain related documents; and

    (j) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections of OrCAD, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the future financial performance of OrCAD. The financial and other information regarding OrCAD reviewed by Alliant Partners in connection with the rendering of this opinion was limited to information provided by OrCAD's management and certain discussions with OrCAD's senior management regarding OrCAD's financial condition and prospects and their strategic objectives of the Acquisition as well as the strategic alternatives available to OrCAD. In addition, we have assumed that the Acquisition will be consummated in accordance with the terms set forth in the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of OrCAD, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of the date hereof.

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    Our opinion addresses only the fairness of the transaction, from a financial point of view, to the stockholders of OrCAD, and we do not express any views on any other terms of the Agreement or the business bases underlying the Agreement.

    Alliant Partners has received fees from OrCAD for previous advisory engagements as well as a fee for this transaction.

    Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the cash consideration received by the OrCAD stockholders pursuant to the Agreement is fair, from a financial point of view, to the OrCAD stockholders.

Very truly yours,

Alliant Partners

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